Exhibit 99.1
Suntech Reports Second Quarter 2007 Financial Results
Wuxi, China, August 9, 2007 – Suntech Power Holdings Co., Ltd. (NYSE: STP), one of the world’s leading manufacturers of photovoltaic (PV) cells and modules, today announced second quarter 2007 financial results.
Second Quarter 2007 Highlights1
•	Exceeding guidance, total production output was over 80MW and total net revenues grew 147.7% year-over-year to $317.4 million.
•	On a non-GAAP[2] basis, Suntech group’s net income was $48.9 million. Excluding the impact of MSK, net income was $50.8 million or $0.30 per diluted American Depository Share (ADS). Each ADS represents one ordinary share.

•	Suntech group’s non-GAAP gross margin in its core Wafer to Module business was 23.9% and blended non-GAAP gross margin was 21.1%. Margin improvement was primarily due to the increase in delivery of lower priced wafers from long-term contract wafer suppliers.

•	Annualized PV cell production capacity expansion is on track to reach 480MW by the end of 2007.
“I am pleased to report excellent results for the second quarter,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “We once again exceeded our output target as we saw unprecedented demand for Suntech’s high quality solar panels across a range of international markets. In fact, our sales demand has been so strong that we have already signed contracts to deliver over 150MW of our PV modules in 2008. To put that in perspective, that is nearly equal to Suntech’s entire output in 2006. As we deepen our sales channels and networks in key geographies, we believe we will continue to grow faster than our competitors as well as the underlying markets.”

[1]	Selected highlights of the Company’s second quarter 2007 results are set forth in the text of the release and should be read together with the detailed financial statements at the end of this release.

[2]	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and the amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation as of August 11, 2006. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.

“In the second quarter, our margins improved as ASPs remained in line with our expectations and silicon deliveries from our long-term suppliers returned to schedule.” Dr. Shi added, “Our MSK integration efforts combined with the strategic refocus on building-integrated photovoltaic products (BIPV) has also led to greater global sales traction and improvements in the margin impact of our MSK products.”
Commenting on Suntech’s technology, Dr. Shi said, “We are pleased with the progress of our solar innovation initiatives. Despite the success of our high performance semi-conductor finger technology, our ground-breaking 20% efficiency Pluto technology is demonstrating even more impressive results in pilot production and we are on track to commence commercial production using this technology in 2008.”
Dr. Shi continued, “Through this period of dynamic growth, we are determined to expand production capacity and increase our competitiveness by leveraging our manufacturing efficiency, technology advantages, and balanced silicon sourcing strategy.”
Recent Business Highlights
•	Demand for Suntech’s PV products in Spain continued to grow in the second quarter particularly through collaborations with key customers on multi-megawatt projects. Suntech is on track to become one of the largest suppliers of PV products to Spain.

•	Suntech began shipping PV modules for the 8.2MW Alamosa solar power plant project in Colorado which is one of the largest PV projects in the United States to date.

•	Suntech recently improved its long-term silicon position by signing a contract with Hoku Materials to purchase up to $678 million of polysilicon over a ten-year period. Shipments of set volumes of polysilicon at fixed prices are scheduled to begin in 2009.

•	Suntech’s MSK branded BIPV system was a key component of Kingspan Off-Site’s “Lighthouse” net-zero carbon home, which is the first house designed to comply with the British government’s Code for Sustainable Homes Level 6. By 2016, all new homes built in the United Kingdom will be required to be designed and constructed to meet the Code for Sustainable Homes Level 6.

•	The Company recently completed phase 1 of an 800kW BIPV curtain wall project at Wuxi Airport in China. The installation showcases Suntech’s BIPV capabilities and serves as a model project for other potential solar installations in China.

•	Suntech successfully met the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) regarding internal controls over financial reporting. The internal control systems have helped Suntech improve operating efficiency and manage rapid production and sales growth.

Second Quarter 2007 Results

			Non-GAAP Gross	Non-GAAP Gross
	Net Revenues		Profit	Margin
	(in $ millions)	% of Net Revenues	(in $ millions)	(%)
Standard PV Modules	$313.5	98.8%	$66.3	21.2%
- Wafer to Modules	274.6	86.5	65.5	23.9
- Cell to Modules*	38.9	12.3	0.8	2.0
Others	3.9	1.2	0.6	15.6
Total (consolidated)	$317.4	100%	$66.9	21.1%
Total (excluding MSK)	$297.5	—	$67.5	22.7%

*	The Cell to Modules segment includes both Suntech modules produced from third-party cells and MSK’s slow moving module inventory.
On a GAAP basis, gross profit was $64.3 million and gross margin was 20.3%, operating income was $38.1 million, and net income was $41.3 million or $0.25 per diluted ADS.
Non-GAAP operating expenses in the second quarter of 2007 were $21.4 million and accounted for 6.7% of net revenues.
Non-GAAP income from operations for the second quarter of 2007 was $45.6 million and non-GAAP operating margin was 14.4%.
Non-GAAP net income attributable to holders of ordinary shares for the second quarter of 2007 was $48.9 million, or $0.29 per non-GAAP diluted ADS.
In the second quarter of 2007, capital expenditures, which were primarily related to production capacity expansion and the construction of the Wuxi and Luoyang production facilities, were $51.7 million and depreciation and amortization expenses were $4.2 million.
During the second quarter of 2007, the total number of diluted ADSs outstanding increased from 164.1 million to 168.9 million, primarily due to an increase of 4.8 million ADSs on an “as converted” basis. The additional ADSs represent the final portion of the 10.3 million ADSs that may be issued in the future as a result of the February 2007 convertible note offering of $500 million.
Suntech’s results for the second quarter of 2007 excluding MSK were as follows:
Non-GAAP operating expenses as a percentage of net revenues were 6.4%, non-GAAP income from operations was $48.5 million and non-GAAP operating margin was 16.3%, and non-GAAP net income was $50.8 million. Suntech’s successful execution of its integration initiatives was reflected in this quarter’s results as Suntech reduced its loss from MSK operations by approximately 40% from the first quarter of 2007 to $1.9 million.
Senior Management Hires and Promotions
Suntech announced the following key promotions and new hires:
Mr. Steven Chan who was previously the Vice President of Business Development has been promoted to the position of Chief Strategy Officer. Mr. Chan will be focused on enhancing and solidifying Suntech’s long term focus to be a leading solar energy company. In addition to strategy and business development, he will also be responsible for the investor relations and marketing function. His near term focus will be to head new business initiatives in North America as well as to foster key relationships with partners and suppliers.
Mr. Hao Zhi who was previously the Investment Controller has been promoted to the position of Investment Director. Mr. Hao will head the company’s investment initiatives including mergers and acquisitions, strategic ventures and alliances.
Dr. Frank Zhang and Mr. Henry Ng are newly hired general managers who will manage Suntech’s key production facilities. Dr. Zhang will oversee Suntech’s thin film manufacturing facility in Shanghai and Mr. Ng will oversee Suntech’s core PV manufacturing facility in Wuxi including its new one Gigawatt facility. Both Dr. Zhang and Mr. Ng have extensive experience in the related semiconductor manufacturing industry.
Prior to joining Suntech, Dr. Zhang was the Chief Operating Officer at China Resources Semiconductor Wafer & Chip Company, a semiconductor foundry in China. He also held a number of senior positions at Honeywell in California. Dr. Zhang received his MBA from the China Europe International Business School, Shanghai, and his Ph.D. in Mechanical and Materials Engineering from Clarkson University, New York.
Mr. Ng previously worked for over 10 years at Sony’s manufacturing facilities in Singapore and China. Most recently he served as senior general manager of Sony’s Huizhou facility that manufactures specialty LLCD chips. Prior to that, Mr. Ng acted as general manager at MI Wuxi Co., Ltd, a precision plastic molding company, Volex Cable Assembly (Suzhou), a first tier telecom and automotive supplier, and at Seagate Technology. Mr. Ng received a B.Sc degree from the National University of Singapore in Applied Physics.
Mr. Jason Somer was hired as the Senior Director of Business Development to be based in the United States. Mr. Somer was previously the Director of Legal Affairs at IronPort Systems, an e-mail and Web security appliance company in San Francisco that was acquired by Cisco Systems. Prior to that he held legal and business development positions at Neoforma, a Nasdaq-listed healthcare technology company in San Jose. Mr. Somer had previously worked as a corporate/securities associate for law firms in New York City, most recently Morrison &

Foerster. Mr. Somer received an LL.M. from Boston University, an LL.B. from the University of British Columbia, and a B.Sc. from the University of Western Ontario.
Outlook for Third Quarter and Full Year 2007
Based on current operating and other conditions, Suntech expects its third quarter 2007 total production output to be in the estimated range of 94MW to 96MW.
Conference Call Information
Suntech’s earnings announcement conference call will take place on August 9, 2007 at 8:00a.m., Eastern Time, which corresponds to August 9, 2007 at 8:00p.m., Beijing/Hong Kong time.
To access the conference call, please dial +1-617-597-5344 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on the Investors section of Suntech’s website at http://www.suntech-power.com .
A replay of the conference call will be available until August 20, 2007 by dialing +1 617-801-6888 (passcode: 14519969).
About Suntech
Suntech Power Holdings Co., Ltd. is a leading solar energy company in the world as measured by both production output and capacity of solar cells and modules. Suntech provides solar solutions for a green future. Suntech designs, develops, manufactures, and markets a variety of high quality, cost effective and environmentally friendly PV cells and modules for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech’s majority-owned subsidiary, MSK Corporation is one of the top-ranked companies in the building-integrated photovoltaics (BIPV) space. Suntech’s customers are located in various markets worldwide, including key markets throughout Europe, North America, Japan and China. For more information, please visit http://www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. In particular, the projected third quarter data regarding production output and the business outlook and quotations from management in this announcement, as well as Suntech’s strategic and operational plans, are forward-looking statements. Forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses and the purchase price allocation effect related to the MSK Corporation acquisition. Management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Suntech’s core business across different reporting periods on a consistent basis, independently of stock-based compensation expenses and the purchase price allocation effect related to the MSK acquisition. Thus, the non-GAAP financial measures provide investors with another method for assessing Suntech’s operating results in a manner that is focused on the performance of its ongoing operations. Management also uses these non-GAAP measures internally to make an apples-to-apples comparison of the business and financial performances of current and historical results, for strategic decision making, forecasting future results and evaluating the Company’s current performance. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the preceding financial statements prepared under GAAP.
For more information, please contact:
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
In China:
Rory Macpherson
Ogilvy Public Relations Worldwide
Tel: +86-10-8520-6553
Email: rory.macpherson@ogilvy.com

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	Suntech Group Consolidated	Suntech Group Consolidated
	March 31,	June 30,
	2007	2007
ASSETS
Current assets:
Cash and cash equivalents	569,284	519,963
Restricted cash	124,235	127,372
Inventories	190,783	198,385
Accounts receivable	163,778	225,758
Value-added tax recoverable	29,937	36,135
Advances to suppliers	75,740	76,970
Other current assets	7,896	22,781

Total current assets	1,161,653	1,207,364

Property, plant and equipment, net	142,995	185,255
Intangible assets, net	80,533	77,121
Goodwill	28,786	27,580
Investments in affiliates	1,925	6,661
Long-term prepayments	131,747	144,486
Long-term loan to a supplier	98,431	99,134
Other non-current assets	19,670	13,189

TOTAL ASSETS	1,665,740	1,760,790

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	307,286	328,036
Accounts payable	45,425	59,135
Other current liabilities	26,562	38,010

Total current liabilities	379,273	425,181

Long-term bank borrowings	527,876	528,686
Accrued warranty costs	11,206	14,298
Other long-term liabilities	40,980	34,619

Total liabilities	959,335	1,002,784

Minority interest	17,775	18,289

Total shareholders’ equity	688,630	739,717

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,665,740	1,760,790

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENT (*)
(In $’000, except share, per share, and per ADS data)

	Suntech Group	Suntech Group	Suntech Group
	Consolidated	Consolidated	Consolidated
	2006	2007	2007
	Q2	Q1	Q2
Total net revenues	128,154	246,696	317,377
Total cost of revenues	92,034	199,713	253,043
Gross profit	36,120	46,983	64,334
Selling expenses	1,547	5,686	6,961
General and administrative expenses	4,751	10,833	15,122
Research and development expenses	1,632	3,659	4,171
Total operating expenses	7,930	20,178	26,254

Income from operations	28,190	26,805	38,080
Interest expenses	(1,177)	(4,419)	(6,005)
Interest income	3,030	6,203	8,811
Other income (expense)	(1,387)	(2,122)	3,234

Income before income taxes	28,656	26,467	44,120
Tax provision	(2,153)	(2,091)	(2,425)

Net income after taxes before minority interest and equity in earnings of affiliates	26,503	24,376	41,695
Minority interest	(30)	1,536	(515)
Equity in (loss) earnings of affiliates	63	182	123

Net income	26,536	26,094	41,303
Deemed dividend on Series A redeemable convertible preferred shares	—	—	—

Net income attributable to holders of ordinary shares	26,536	26,094	41,303

Net income per share and per ADS:
- Basic	0.18	0.17	0.27
- Diluted	0.17	0.16	0.25

Shares and ADSs used in computation:
- Basic	148,240,382	150,487,272	151,143,225
- Diluted	156,012,742	164,087,838	168,862,744

(*)	Purchase price allocation is preliminary and will be finalized within one year timeframe from the acquisition date. Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)
Three months ended June 30, 2006

	Suntech Group	Share-based	Effect of Purchase Price	Suntech Group Non-
	GAAP Results	Compensation	Allocation	GAAP Results
Gross profit	36.1	0.5	—	36.6
Gross margin	28.2%			28.6%

Income from operations	28.2	2.8	—	31.0
Income from operations margin	22.0%			24.2%

Net income attributable to holders of ordinary shares	26.5	2.8	—	29.4
Net income margin	20.7%			22.9%

Net income per share and per ADS
-Basic	0.18			0.20
-Diluted	0.17			0.19
Three months ended March 31, 2007

							Suntech Group
	Suntech Group	Share-based	Effect of Purchase Price	Restructuring	Suntech Group Non-		Excluding MSK Non-
	GAAP Results	Compensation	Allocation	Expenses	GAAP Results	MSK Results	GAAP Results
Gross profit	47.0	2.2	—	—	49.2	2.0	51.2
Gross margin	19.0%				19.9%		22.5%

Income from operations	26.8	6.5	0.5	—	33.8	3.8	37.6
Income from operations margin	10.9%				13.7%		16.5%

Net income attributable to holders of ordinary shares	26.1	6.5	(0.2)	0.3	32.7	3.2	35.9
Net income margin	10.6%				13.3%		15.8%

Net income per share and per ADS
-Basic	0.17				0.22		0.24
-Diluted	0.16				0.20		0.22
Three months ended June 30, 2007

							Suntech Group
	Suntech Group	Share-based	Effect of Purchase Price	Restructuring	Suntech Group Non-		Excluding MSK Non-
	GAAP Results	Compensation	Allocation	Expenses	GAAP Results	MSK Results	GAAP Results
Gross profit	64.3	2.6	—	—	66.9	0.6	67.5

Gross margin	20.3%				21.1%		22.7%

Income from operations	38.1	7.1	0.4	—	45.6	2.9	48.5
Income from operations margin	12.0%				14.4%		16.3%

Net income attributable to holders of ordinary shares	41.3	7.1	0.4	0.1	48.9	1.9	50.8

Net income margin	13.0%				15.4%		17.1%

Net income per share and per ADS
-Basic	0.27				0.32		0.34
-Diluted	0.25				0.29		0.30

(*)	The adjustment is for share-based compensation, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisition of MSK Corporation.